Exhibit 3.2

CERTIFICATE OF ELIMINATION OF THE SERIES A JUNIOR PARTICIPATING

PREFERRED STOCK OF

TWENTY-FIRST CENTURY FOX, INC.

Pursuant to Section 151(g)

of the General Corporation Law

of the State of Delaware

Twenty-First Century Fox, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Company, as theretofore amended, the Board of Directors of the Company (the “Board”), by resolution duly adopted, authorized the issuance of a series of 9,000,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on June 28, 2013, filed a Certificate of Designation with respect to such Preferred Stock in the office of the Secretary of State of the State of Delaware.

2. That no shares of said Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designation.

3. That the Executive Committee of the Board, which has been delegated authority by the Board has adopted the following resolutions:

WHEREAS, by resolution of the Board of Directors (the “Board”) and by a Certificate of Designation (the “Certificate of Designation”) filed in the office of the Secretary of State of the State of Delaware on June 28, 2013, the Company authorized the issuance of a series of 9,000,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof; and

WHEREAS, as of the date hereof, no shares of such Preferred Stock are outstanding and no shares of such Preferred Stock will be issued subject to said Certificate of Designation; and

WHEREAS, it is desirable that all matters set forth in the Certificate of Designation with respect to such Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

NOW, THEREFORE, BE IT AND IT HEREBY IS

RESOLVED, that the officers of the Company be, and hereby are, authorized and directed to file a Certificate of Elimination (the “Certificate of Elimination”), attached hereto as Appendix A, with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designation with respect to such Preferred Stock shall be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

4. That, accordingly, all matters set forth in the Certificate of Designation with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

IN WITNESS WHEREOF, Twenty-First Century Fox, Inc. has caused this Certificate to be executed by its duly authorized officer this 12th day of August, 2014.

TWENTY-FIRST CENTURY FOX, INC.

By:	/s/ Janet Nova
Name:	Janet Nova
Title:	Executive Vice President and
Deputy Group General Counsel

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